SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2012

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

TABLE OF CONTENTS

Item
1.	Press release entitled “BBVA Francés” reports consolidated fourth quarter earnings for fiscal year 2011”.

Buenos Aires, February 10, 2012—BBVA Francés (NYSE: BFR.N; BCBA: FRA.BA;

LATIBEX: BFR.LA) reports consolidated fourth quarter earnings for fiscal year 2011.

Annual Highlights

2011 was a very good year for BBVA Francés, its considerable ability to adapt to the different market conditions enabled it to grow and to achieve the goals set at the beginning of the year.

•	BBVA Francés’ net income reached AR$ 1,005.6 million at the end of 2011.

•	The ability to increase recurring incomes, based mainly on intermediation with the private sector, allowed the Bank to generate AR$ 1,105.2 million profit, representing a return on equity of 29.0%.

•

The private sector loan portfolio totaled AR$ 22.9 billion at December 31, 2011, growing 50.3% in the last twelve months. Credit cards financings, personal loans and car loans led the expansion in the retail segment. The middle market segment also registered an outstanding performance, driven by discounted notes and medium term financings –leasing and other loans.

BBVA Francés continued to improve its asset quality ratios, showing the best in the Argentine financial system. The non-performing loan ratio reached 0.45% as of December 31, 2011, with coverage of 422.1%.

•	Total deposits grew 29.9% in annual terms, totaling AR$ 29.3 billion as of December 31, 2011. Both time deposits as well as sight accounts registered significant growth during the period.

•

BBVA Francés returned to the capital markets, successfully placing the first issuance of Negotiable Obligations under its USD 500 million global program, aimed at funding business growth. The total amount issued exceeded AR$ 185 million. In January 2012, the second issuance took place; also registering high demand, showing the investor support and allowing the Bank to increase the offering amount from AR$ 125 million to AR$ 150 million; ending in AR$ 148.9 million. The market’s response demonstrates the confidence that BBVA Francés enjoys, together with the expectations for growth and development anticipated for the Bank.

•

Once again, during 2011, BBVA Francés maintained high levels of liquidity and solvency. As of December 31, 2011 total stockholder’s equity reached AR$ 3.9 billion, while the excess of capital over the Argentine Central Bank (BCRA) minimum regulatory requirements, reached AR$ 1.3 billon, or 33.1% of the Bank’s total stockholder’s equity. The capital ratio reached 15.5% of weighted risk assets.

•	As of December 31, 2011, liquid assets (Cash and due from banks plus BCRA bills and notes) represented 33.5% of the Bank’s total deposits.

•	During June 2011, all of the shares of Consolidar Compañia de Retiro S.A, sold by BBVA Francés and BBVA SA to Grupo Dolphin Holding S.A, were transferred.

•	During September 2011, 516,544 ordinary shares were issued as part of the merger with Consolidar Comercializadora S.A. increasing the Bank’s capital stock to 536,877,850 ordinary shares.

•

On October 6, 2011, the BBVA Group entered into an agreement with Galeno Argentina S.A. to purchase all shares it held in Consolidar Aseguradora de Riesgos de Trabajo S.A; 12.5% of which correspond to BBVA Francés. On February 6, 2012, the transaction was approved by the Argentine Insurance Superintendence (Superintendencia de Seguros de la Nación). In accordance with the conditions established in the agreement, the closing for this transaction must take place within 30 days from such date.

•

On January 27, 2012, the BCRA increased the capital requirements for financial institutions operating in Argentina, effective as of February 1, 2012. “Communication A 5272”, requires an increase of capital related to the operational risk and “Communication A 5273” requires an additional buffer equivalent to 75% of the total capital requirement solely for the purpose of distributing profits.

•	As consequence of the above mention resolutions, BBVA Francés will not distribute dividends for this period.

Condensed Income Statement (1)

in thousands of pesos except income per share, income per ADS and percentages	FY 2011	FY 2010	% Change
Net Financial Income	2,455,555	2,483,586	-1.1%
Provision for loan losses	(132,663)	(179,353)	-26.0%
Net income from services	1,437,954	1,079,095	33.3%
Administrative expenses	(2,288,031)	(1,969,461)	16.2%
Operating income	1,472,815	1,413,867	4.2%
Income (loss) from equity investments	100,320	56,622	77.2%
Income (Loss) from Minority interest	(17,995)	(16,538)	8.8%
Other Income/Expenses	429	17,151	-97.5%
Income tax	(549,992)	(272,923)	101.5%
Net income for the period	1,005,577	1,198,179	-16.1%
Net income per share (2)	1.9	2.2	-16.1%
Net income per ADS (3)	5.6	6.7	-16.1%

(1)	Exchange rate: 4,3032 Ps. = 1 US$
(2)	Assumes 536,877,850 average ordinary shares outstanding for fiscal year 2011 and 487,533,487 ordinary shares outstanding for fiscal year 2010.
(3)	Each ADS represents three ordinary shares.

BBVA Francés registered earnings of AR$ 1,005.6 million as of December 31, 2011; such gain includes non recurring effects originated mainly by the variations in public bond valuations.

The following “pro forma” table presents non-recurring earnings.

Condensed Income Statement PROFORMA

in thousands of pesos	12/31/2010 Recurring Income	Non recurring Income	12/31/2010 Total Income
Net Financial Income	2,580,552	(124,997)	2,455,555
Provision for loan losses	(132,663)	—	(132,663)
Net income from services	1,437,954	—	1,437,954
Administrative expenses	(2,288,031)	—	(2,288,031)
Operating income	1,597,812	(124,997)	1,472,815
Income (loss) from equity investments	100,320	—	100,320
Income (Loss) from Minority interest	(17,995)	—	(17,995)
Other Income/Expenses	429	—	429
Income tax and Minimum Presumed Tax	(575,406)	25,414	(549,992)
Net income for the period	1,105,160	(99,583)	1,005,577

Condensed Income Statement (1)

in thousands of pesos except income per share, income per ADS and percentages	FY 2011	FY 2010	Change %
Net Financial Income	2,580,552	2,034,286	26.9%
Provision for loan losses	(132,663)	(179,353)	-26.0%
Net income from services	1,437,954	1,079,095	33.3%
Administrative expenses	(2,288,031)	(1,969,461)	16.2%
Operating income	1,597,812	964,567	65.7%
Income (loss) from equity investments	100,320	56,622	77.2%
Income (Loss) from Minority interest	(17,995)	(16,538)	8.8%
Other Income/Expenses	429	17,151	-97.5%
Income tax	(575,406)	(212,152)	171.2%
Net income for the period	1,105,160	809,650	36.5%
Net income per share (2)	2.1	2.2	-7.8%
Net income per ADS (3)	6.2	6.7	-7.8%

(1)	Exchange rate: 4,3032 Ps. = 1 US$
(2)	Assumes 536,877,850 average ordinary shares outstanding for fiscal year 2011 and 487,533,487 ordinary shares outstanding for fiscal year 2010.
(3)	Each ADS represents three ordinary shares.

Quarterly Highlights

•

Net income reached during the fourth quarter totaled AR$ 498.4 million, whereas not including the adjustments in public bond valuations, which are valued at mark-to-market, such net income was AR$ 298.7 million.

•	The Bank’s net recurring income grew 38.1% compared to the same quarter of 2010; while it did not register a significant variation compared to the previous quarter.

•

The increased volume of private sector trading resulted in a steady growth of net financial income, which increased 53.1% in the last twelve months, while in the last quarter of 2011, the increase was 8.7%.

•

The private sector loan portfolio totaled AR$ 22.8 billion as of December 31, 2011, growing 10.2% in the last quarter. The main drivers for such expansion were discounted notes in commercial lending and car loans in the consumer segment.

•

The Bank’s total deposits reached AR$ 29.3 billion by the end of the year, showing a slight increase of 2.71% during the last quarter. The increase in time deposits was superior to the increase in current accounts.

Economic Environment

Economic activity recovered momentum, during the fourth quarter of 2011, as the Monthly Estimator of Economic Activity (EMAE) increased 0.6% on average in October-November compared to the third quarter of the year.

Inflation, as measured by the Greater Buenos Aires Consumer Price Index (which is used to calculate the CER adjustment for some sovereign assets) increased in the fourth quarter by 2.1%, accumulating 9.5% over the whole year.

The primary fiscal surplus of the national public sector was AR $ 872 million during the October/November 2011 period. It plunged 630.0% compared to the same period of the previous year. Total public sector revenues grew 15.3% while fiscal expenditures grew at the higher rate of 26.0% during the same period.

Significant growth, in both pensions and transfers to the private sector were the most important determinants in the performance of fiscal expenditures during the October/ November 2011 period. The most important taxes such as VAT and Income tax were the main contributors to fiscal results, growing 29.6% and 42.2% respectively during the fourth quarter. Total tax revenues increased 30% showing a slight deceleration compared to the previous quarter.

The accumulated trade balance in the fourth quarter of 2011 ended with a surplus of USD 2.2 billion, 7.9% lower than the third quarter of the year, and 58.1% above the balance obtained in the same quarter of 2010. The surplus was the result of total exports of USD 20.7 billion, and total imports of USD 18.5 million, in the fourth quarter 2011. As a result, the trade balance for 2011 reached USD 10.3 million (-11.0%), as exports grew 23.7% year-over-year to USD 84.3 billion, while imports increased by 30.8% to USD 73.9 billion.

In the foreign exchange market, the BCRA bought USD 446 million during the last quarter of 2011, in a remarkable contrast with the third quarter of the year during with the monetary authority sold USD 2.7 billion. The exchange rate (BCRA reference rate) closed at AR$ 4.3032 per U.S. dollar on December 30, 2011, increasing 2.35% compared to the rate at September 30, 2011. The stock of international reserves dropped USD 2.2 billion during the fourth quarter, ending at US$ 46.4 billion by the end of December 2011.

The Badlar rate at private banks averaged 18.68% in the last quarter of 2011, an increase of 635 bp compared to the average of the quarter ended September 30, 2011.

Total deposits in the financial system increased 2.2% on average in the fourth quarter of 2011 compared to the third quarter of 2011, while private sector deposits grew 2.7% in the same period. The main reason for the weak growth of private deposits was a drain of USD deposits that took place mainly during November 2011; such situation tended to stabilize during December 2011.

Private sector loans showed an increase of 10.9% during the same period, the deceleration in the rate of growth was due to the increase in interest rates.

The Bank

BBVA Francés continued implementing its business model, focused mainly on stimulating business activity and strengthening the relationship with customers, with special attention to quality of service provided in all service channels.

BBVA Francés’ middle market segment had a successful year 2011, increasing its portfolio (over 50% annually) and its market share (over 50 bp), in all the products offered to small and middle size companies –agro- comex- institutions-, which allowed it to achieve the goals set at the beginning of the year. The solid model based on personal relationship has allowed the development of the existing client portfolio and the addition of 1,400 new customers.

With a clear strategic vision aimed at improving the current client portfolio, the Bank continued its evaluation on the retail portfolio, offering its customers pre-approved products and immediate access in loans, credit cards and accounts. In addition, it continued to strengthen its credit cards, offering the best benefits related to the two most important strategic alliances: T4F and Lanpass. Furthermore, during 2011, the Bank launched two new affinity’s groups; Boca and Peugeot.

The Bank continued to offer important benefits and promotions, mainly related to high value products such as appliances, technology, clothes and gastronomy, among others, aimed at meeting all of its client’s needs. During the last quarter, as usual, BBVA Francés presented the summer benefits, with exclusive promotions for use at gas stations, restaurants, cinemas, beaches, entertainment and commercial shops.

The “Préstamo Simple” personal loan campaigned allowed the sales channels reach a record in consumer loans, increasing the portfolio by more than 50% during the year, and gaining 25 bp in market share.

Finally, focusing on the social role that BBVA Francés assumes as one of Argentina’s leading banks and following the BBVA Group’s strategic plan for Corporate Social Responsibility, the Bank maintained its scholarship program with the purpose of integrating and keeping low income high school students in the educational system. Currently, the Fundación BBVA Francés manages 1,240 scholarships. During 2011, with the aim of promoting the BBVA Francés Scholarship program, the Bank entered into a sponsorship agreement with the Colon Theatre, to promote opera singing in cities around the country.

As usual, The Bank presented its traditional prize, the 22nd, BBVA Francés Award to the Agricultural Entrepreneur, 9 entrepreneurs from a total of 42 participants, received prizes.

Presentation of Financial Information

•	Foreign currency balances as of December 30, 2011 have been translated into pesos at the reference exchange rate published by the BCRA. ($ 4.3032/ US$).

•	This press release contains unaudited information that consolidates all of the banking activities of BBVA Banco Francés and its subsidiaries on a line-by-line basis. The Bank’s share interest in the

Consolidar Group is shown as Investments in other companies (booked by the equity method) and the corresponding results are included in Income from equity investments.

•

Information contained in this press release may differ from the information published by BBVA Group for Argentina, which is prepared according to Spanish accounting standards for all BBVA Group affiliates.

Financial Information

Condensed Income Statement(1)

(in thousands of pesos except income per share, income per ADS and percentages)

	Quarter ended			Δ% quarter ended 12/31/11 vs quarter ended
	12-31-11	09-30-11	12-31-10	09-30-11	12-31-10
Net Financial Income	975,824	453,510	739,037	115.2%	32.0%
Provision for loan losses	(40,197)	(59,511)	(64,287)	-32.5%	-37.5%
Net income from services	402,072	388,895	290,356	3.4%	38.5%
Administrative expenses	(651,417)	(569,822)	(505,310)	14.3%	28.9%
Operating income	686,282	213,072	459,796	222.1%	49.3%
Income (Loss) from equity investments	4,605	18,436	16,187	-75.0%	-71.6%
Income (Loss) from Minority interest	(5,868)	(3,993)	(4,997)	47.0%	17.4%
Other Income/Expenses	(10,476)	(19,475)	7,634	-46.2%	-237.2%
Income tax and Minimum Presumed Tax	(176,161)	(93,331)	(80,748)	88.7%	118.2%
Net income for the period	498,382	114,709	397,872	334.5%	25.3%
Net income per share (2)	0.93	0.21	0.74	334.5%	25.1%
Net income per ADS (3)	2.79	0.64	2.23	334.5%	25.1%

(1)	Exchange rate: 4.3032 Ps = 1 US$
(2)	Assumes 536,361,306 ordinary shares outstanding
(3)	Each ADS represents three ordinary shares

During the fourth quarter of 2011, the Bank’s net income totaled a gain of AR$ 498.4 million. Such results include the non-recurring effects deriving from the decline in public bond valuations.

The following “pro forma” table presents the non-recurring earnings.

Condensed Income Statement PROFORMA

in thousands of pesos	12/31/2011 Recurring results	Non recurring Income	12/31/2011 Total results
Net Financial Income	744,683	231,141	975,824
Provision for loan losses	(40,197)	—	(40,197)
Net income from services	402,072	—	402,072
Administrative expenses	(651,417)	—	(651,417)
Operating income	455,141	231,141	686,282
Income (loss) from equity investments	4,605	—	4,605
Income (Loss) from Minority interest	(5,868)	—	(5,868)
Other Income/Expenses	(10,476)	—	(10,476)
Income tax and Minimum Presumed Tax	(144,721)	(31,440)	(176,161)
Net income for the period	298,681	199,701	498,382

In order to standardize the comparison with previous quarters; the analysis of the variations is made in terms of recurring results.

.

Condensed Income Statement PROFORMA

in thousands of pesos	Quarter ended 12-31-11	Recurring results Quarter ended 09-30-11	Quarter ended 12-31-10	Δ% quarter ended 12/31/11 vs quarter
				09-30-11	12-31-10
Net Financial Income	744,683	644,003	526,086	15.6%	41.6%
Provision for loan losses	-40,197	-59,511	-64,287	-32.5%	-37.5%
Net income from services	402,072	388,895	290,356	3.4%	38.5%
Administrative expenses	-651,417	-569,822	-505,310	14.3%	28.9%
Operating income	455,141	403,565	246,845	12.8%	84.4%
Income (Loss) from equity investments	4,605	18,436	16,187	-75.0%	-71.6%
Income (Loss) from Minority interest	-5,868	-3,993	-4,997	47.0%	17.4%
Other Income/Expenses	-10,476	-19,475	7,634	-46.2%	-237.2%
Income tax and Minimum Presumed Tax	-144,721	-106,811	-49,321	35.5%	193.4%
Net income for the period	298,681	291,722	216,348	2.4%	38.1%

As of December 31, 2011, BBVA Francés total net income reached AR$ 298.7 million; representing an increase of 38.1% compared to the same quarter in 2010, while it not register a significant variation compared to the previous quarter of 2011.

Net financial income grew 41.6% and 15.6% compared to the quarters ended December 31, 2011 and September 30, 2011; respectively. Such increase reflects the significant growth in the volume of intermediation with the private business.

As a consequence of the periodic monitoring BBVA Francés makes of loan portfolio behavior and the type of financings, provision for loan losses registered a decrease during the fourth quarter, compared to the same quarter of 2010 and with the previous quarter.

Net income from services also registered a significant increase, growing 38.5% in the last twelve months, while the increase compared to the previous quarter was 3.4%.

Administrative expenses increased 28.9% compared to the fourth quarter of 2010 and 14.3% compared to the previous quarter.

Other/Income Expenses registered a loss or AR$ 10.5 million. During the fourth quarter, lower provisions for other contingencies were registered compared to the previous quarter.

(in thousands of pesos except percentages)

	12-31-11	Quarter ended 09-30-11	12-31-10	Δ% quarter ended 12/31/11 vs quarter ended
				09-30-11	12-31-10
Return on Average Assets (1)	5.3%	1.3%	5.3%	300.2%	0.2%
Return on Average Shareholders’ Equity	55.1%	13.9%	45.2%	297.2%	21.9%
Net fee Income as a % of Recurrent Operating Income	35.1%	37.7%	35.6%	-6.9%	-1.4%
Net fee Income as a % of Administrative Expenses	61.7%	68.2%	57.5%	-9.6%	7.4%
Adm. Expenses as a % of Recurrent Operating Income (2)	56.8%	55.2%	61.9%	3.0%	-8.2%

(1)	Annualized.
(2)	Adm.Expenses / (Net financial income + Net income from services)

The book value version of the income statement is considered in the line item analysis.

Net Financial Income

Net financial income reflected the significant expansion in the volume of business activity, maintaining the upward trend in net income, which grew 53.1% and 8.7% compared to the fourth quarter of 2010 and to the previous quarter, respectively.

As previously mentioned, the net financial income result includes the non-recurring income originated by variations in the valuation of public securities. Such results totaled gains in the fourth quarter of 2011 and 2010 of AR$ 231.1 million and AR$ 212.9 million, respectively, whereas the quarter ended on September 30, 2011 showed a loss or AR$ 190.5 million.

.

(in thousands of pesos except percentages)

	12-31-11	Quarter ended 09-30-11	12-31-10	Δ% quarter ended 12/31/11 vs quarter ended
				09-30-11	12-31-10
Net financial income	975,824	453,510	739,037	115.2%	32.0%
Net income from financial intermediation	430,551	396,134	281,200	8.7%	53.1%
CER adjustment	27,798	29,102	27,896	-4.5%	-0.4%
Income from securities and short term investments	381,062	-76,226	361,066	n/a	5.5%
Interest on Government guaranteed loans	6,218	8,817	16,910	-29.5%	-63.2%
Foreign exchange difference	51,336	66,029	38,719	-22.3%	32.6%
Others	78,859	29,654	13,246	165.9%	495.3%

Income from Public and Private Securities

Beginning on March 1, 2011, according to BCRA Communication A 5180, there was a change in the presentation criteria on which public assets were registered, rendering the “available for sale” category no longer valid; consequently, the unrealized valuation difference generated by such portfolio was recorded in the income statement.

The Bank has the discretion to mark-to market its total public bonds portfolio; because of that, such income includes the unrealized losses/gains from variations in the valuations of the portfolio.

(in thousands of pesos except percentages)

	12-31-11	Quarter ended 09-30-11	12-31-10	Δ% quarter ended 12/31/11 vs quarter ended
				09-30-11	12-31-10
Income from securities and short-term investments	381,062	-76,226	361,066	-599.9%	5.5%
Holdings booked at fair value	294,896	(132,924)	—	-321.9%	n/a
Holdings booked at amortized cost	—		—	n/a	n/a
Trading account	—	—	136,980	n/a	n/a
Available for sale	—	—	24,292	n/a	n/a
Bills and Notes from the Central Bank	76,477	58,339	59,148	31.1%	29.3%
Other fixed income securities	9,689	(1,641)	140,645	-690.5%	-93.1%
CER adjustment	27,837	29,142	27,943	-4.5%	-0.4%

Net Income from Services

The increase in net income from services also reflects the growth in the business activity level; such income grew 38.5% en the last twelve months and maintained a similar level compared to the previous quarter.

The increase in the last twelve months was driven by higher consumption with credit cards, higher fees originated by services from deposits and growth in insurance sales.

Service charge expenses grew mainly due to the increase in benefits offered for credit card consumption.

Compared to the previous quarter, both service charge income and expenses were affected by credit card consumption, growing 7.7% and 21.7%, respectively.

(in thousands of pesos except percentages)

	Quarter ended			Δ% quarter ended 12/31/11 vs quarter ended
	12-31-11	09-30-11	12-31-10	09-30-11	12-31-10
Net income from services	402,072	388,895	290,356	3.4%	38.5%
Service charge income	545,552	506,774	417,549	7.7%	30.7%
Service charges on deposits accounts	125,265	124,282	101,279	0.8%	23.7%
Credit cards and operations	204,404	174,436	141,790	17.2%	44.2%
Insurance	48,707	44,439	38,951	9.6%	25.0%
Capital markets and securities activities	10,020	5,983	10,149	67.5%	-1.3%
Fees related to foreign trade	19,608	22,157	19,571	-11.5%	0.2%
Other fees	137,549	135,476	105,810	1.5%	30.0%
Services Charge expense	(143,480)	(117,879)	(127,194)	21.7%	12.8%

Administrative Expenses

Administrative expenses increased 28.9% and 14.3% compared to the same quarter in 2010 and to the previous quarter, respectively.

Personnel expenses grew in the last twelve months, mainly due to gradually increasing wages according to the agreement reached with the labor unions.

General expenses increased 36.0% during the same period, due to higher advertising expenses resulting from major commercial campaigns; as well a higher tax charge, in addition to the charges related directly to the activity level and to price adjustments related to structural fixed costs, (cleaning, rent and security).

During the last quarter, personnel expenses increased 17%, such growth was mainly due to the adjustment to variable compensation, and increased spending on services contracted by third parties primarily for marketing cards

General expenses grew 10.9% in the last quarter due to higher charges in advertising campaigns associated with credit cards launched during the quarter, with the events held in the summer season for clients VIP, Agro, Comex, among others, and the summer benefits and promotions in different tourist spots.

As of December 31, 2011, the Bank and its subsidiaries (except the Consolidar Group) had 5,017 employees. The branch’ office network totaled 268 offices, including 240 consumer branch offices and 28 branch offices specializing in the middle-market segment. Corporate banking included 7 business units grouped by industry. Complementing its distribution network, the Bank has 14in-company branches and 2 point of sale outlets, 654 ATM’s and 695 quick deposit boxes (QDBs).

(in thousands of pesos except percentages)

		Quarter ended		Δ% quarter ended 12/31/11 vs quarter ended
	12-31-11	09-30-11	12-31-10	09-30-11	12-31-10
Administrative expenses	(651,417)	(569,822)	(505,310)	14.3%	28.9%
Personnel expenses	(370,731)	(316,751)	(298,849)	17.0%	24.1%
Electricity and Communications	(10,936)	(11,280)	(10,700)	-3.0%	2.2%
Advertising and Promotion	(43,272)	(25,015)	(27,028)	73.0%	60.1%
Honoraries	(9,016)	(14,123)	(10,655)	-36.2%	-15.4%
Taxes	(45,271)	(43,482)	(33,662)	4.1%	34.5%
Organization and development expenses	(8,013)	(7,401)	(5,756)	8.3%	39.2%
Amortizations	(17,548)	(16,654)	(15,334)	5.4%	14.4%
Other	(146,630)	(135,116)	(103,326)	8.5%	41.9%

Other Income / Expenses

Other income/expenses totaled a loss of AR$ 10.5 million during the fourth quarter of 2011. During this period lower provisions for other contingencies were recorded, while recovered credits maintained the performance compared to the previous quarter, but decreased compared to the same quarter of 2010, mainly due to the fact that such quarter registered extraordinary recoveries.

Income from Equity Investments

Income from equity investments sets forth net income from related companies that are not consolidated. During the last quarter of 2011 a gain of AR$ 4.6 million was recorded, mainly due to BBVA Frances’ stake in the Rombo Compañia Financiera.

Balance and activity

Total Public Sector Exposure

The presentation criteria for public bonds and BCRA instruments were modified as of March 1, 2011 in accordance with the mentioned BCRA Communication “A5180”.

In line with the new regulation, holdings recorded in the “available for sale category” were reclassified in “holdings booked at fair value” and in “central bank instruments” line items.

Exposure to the public sector’s National treasury decreased 41.2% compared to the same quarter of 2010 mainly due to amortizations, sale of part of the portfolio and lower valuations, while compared to the previous quarter the portfolio did not register a significant variation.

The Bank’s portfolio of BCRA bills and notes increased compared to the same quarter of 2010 and to the previous quarter.

As of December 31, 2011, public sector national treasure assets represented 6.0% of the Bank’s total assets. Total exposure to BCRA’s bills and notes net of holdings linked to reverse repo transactions, represented 5.8% of the Bank’s total assets.

Total exposure to the public sector includes public debt of the national treasury through public securities, guaranteed loans and trustees, as well as, the BCRA’s bills and notes.

(in thousands of pesos except percentages)

	Quarter ended			Δ% quarter ended 12/31/11 vs quarter ended
	12-31-11	09-30-11	12-31-10	09-30-11	12-31-10
Public Sector—National Government	2,328,662	2,308,401	3,959,098	0.9%	-41.2%
Loans to the Federal government & Provinces	46,027	129,090	197,778	-64.3%	-76.7%
Total bond portfolio	2,113,391	2,013,426	3,588,133	5.0%	-41.1%
Holdings book at fair value	2,081,053	1,988,997	—	4.6%	n.a.
Holdings book at amortized cost	164	164	—	0.0%	n.a.
Trading	—	—	212,180	n.a.	n.a.
Unlisted	—	—	2,055,451	n.a.	n.a.
Available for sale	—	—	1,228,297	n.a.	n.a.
Other government bonds	32,174	24,265	92,205	32.6%	-65.1%
Trustees	169,428	166,068	173,375	2.0%	-2.3%
Allowances	(184)	(183)	(189)	0.5%	-2.6%
Bills and Notes from Central Bank	3,447,972	2,712,121	2,028,659	27.1%	70.0%
Own portfolio	2,257,666	1,878,570	2,028,659	20.2%	11.3%
Reverse repo w/Central Bank	(1,190,306)	(833,551)	—	42.8%	n.a.
Total exposure to the Public Sector	5,776,634	5,020,522	5,987,756	15.1%	-3.5%
Total exposure to the Public Sector without repos	4,586,328	4,186,971	5,987,756	9.5%	-23.4%

Loan Portfolio

As of December 31, 2011, the private sector loan portfolio totaled AR$ 22.3 billion, growing 50.3% in the last twelve months and 10.2% in the last quarter. Such increases are mainly due to the significant expansion of financings to the retail and middle market segments.

Following the upward trend of the last quarters, the different segments registered significant growth in their portfolios. In the last twelve months loans to small and middle size companies grew 53%, the retail portfolio grew 47% and finances to large corporations 43%.

The increase in discounted notes, loans to finance foreign trade operations and leasing were the drivers of the expansion in the middle market segment; whereas growth in personal loans, credit cards and car loans did the same in the consumer segment, while other loans and advances drove the increase in wholesale banking.

Compared to the previous quarter, the increase was mainly due to the expansion of the retail portfolio (12%), while loans to both, middle market businesses and to the corporate segment grew at a rate of 8%.

(in thousands of pesos except percentages)

	Quarter ended			Δ% quarter ended 12/31/11 vs quarter ended
	12-31-11	09-30-11	12-31-10	09-30-11	12-31-10
Private & Financial sector loans	22,829,860	20,723,080	15,191,356	10.2%	50.3%
Advances	2,881,498	2,659,997	2,366,957	8.3%	21.7%
Discounted and purchased notes	3,412,091	2,979,318	2,086,979	14.5%	63.5%
Consumer Mortgages	915,156	890,670	840,841	2.7%	8.8%
Car secured loans	1,651,776	1,435,982	831,981	15.0%	98.5%
Personal loans	3,761,698	3,454,081	2,473,299	8.9%	52.1%
Credit cards	3,448,437	2,909,836	2,457,922	18.5%	40.3%
Loans to financial sector	1,045,641	902,955	517,193	15.8%	102.2%
Other loans	5,829,606	5,681,352	3,817,382	2.6%	52.7%
Unaccrued interest	(89,332)	(50,474)	(28,292)	77.0%	215.8%
Adjustment and accrued interest & exchange differences receivable	418,262	288,232	223,321	45.1%	87.3%
Less: Allowance for loan losses	(444,973)	(428,869)	(396,227)	3.8%	12.3%
Loans to public sector	46,027	129,090	197,778	-64.3%	-76.7%
Loans to public sector	25,045	45,836	67,317	-45.4%	-62.8%
Adjustment and accrued interest & exchange differences receivable	20,982	83,254	130,461	-74.8%	-83.9%
Net total loans	22,875,887	20,852,170	15,389,134	9.7%	48.6%

Asset Quality

The asset quality ratio (non-performing loans/total loans) was 0.45% as of December 31, 2011, improving compared to the same quarter in 2010 and maintaining a similar level to that in the previous quarter. The coverage ratio (provisions/non-performing loans) reached 422.1%.

Such ratios allow the Bank to continue being the leader in the Argentine financial system in terms of asset quality.

It is important to note that in line with this performance and as a result of the Bank’s periodic monitoring of the portfolio’ performance and types of financing, it modified its allowances’ policy during the year to adapt it to the default and expected loss estimates.

(in thousands of pesos except percentages)

	Quarter ended			Δ% quarter ended 12/31/11 vs quarter ended
	12-31-11	09-30-11	12-31-10	09-30-11	12-31-10
Non-performing loans (1)	105,409	93,854	80,377	12.3%	31.1%
Allowance for loan losses	(444,973)	(428,869)	(396,227)	3.8%	12.3%
Non-performing loans/net total loans	0.45%	0.44%	0.51%	2.5%	-11.2%
Non-performing private loans/net private loans	0.45%	0.44%	0.52%	2.1%	-12.2%
Allowance for loan losses/non-performing loans	422.14%	456.95%	492.96%	-7.6%	-14.4%
Allowance for loan losses/net total loans	1.91%	2.02%	2.51%	-5.3%	-24.0%

(1)	Non-performing loans include: all loans to borrowers classified as “Problem”, “Deficient Servicing”, “High Insolvency Risk”, “Difficult Recovery”, “Irrecoverable” and “Irrecoverable for Technical Decision” according to the new Central Bank debtor classification system.

The following table shows the evolution of provisions for loan losses, including charges relating to transactions recorded under “Other receivables” from financial intermediation.

(in thousands of pesos except percentages)

	Quarter ended			Δ% quarter ended 12/31/11 vs quarter ended
	12-31-11	09-30-11	12-31-10	09-30-11	12-31-10
Balance at the beginning of the quarter	433,224	396,060	354,238	9.4%	22.3%
Increase / decrease	40,197	59,511	64,287	-32.5%	-37.5%
Provision increase / decrease—Exchange rate difference	1,180	999	115	18.1%	-926.1%
Decrease	(25,859)	(23,346)	(17,438)	10.8%	48.3%
Balance at the end of the quarter	448,742	433,224	401,202	3.6%	11.8%

Deposits

Total deposits reached AR$ 29.3 billion as of December 31, 2011, an increase of 29.9% and 2.7% compared to the same quarter of 2010 and to the previous quarter, respectively.

In the last twelve months, both time deposits as well as sight accounts registered significant growth, increasing 31.1% and 27.7%, respectively. During the fourth quarter of 2011 time deposits grew 4.6% and sight accounts remained at the same level as in the previous quarter.

Currency deposits denominated in pesos increased 35.8% in the last twelve months and 8.2% in the last quarter.

Deposits denominated in foreign currency increased 8.5% in the last twelve months but decreased 16.5% compared to the quarter ended September 30, 2011.

By the end of December 31, 2011 deposits denominated in foreign currency reached AR$ 5.3 billion (equivalent to US$ 1.2 billion), representing 18.1% of the Bank’s total deposits, such ratio decreased compared to the same quarter of 2010 and to the previous quarter.

(in thousands of pesos except percentages)

		Quarter ended		Δ% quarter ended 12/31/11 vs quarter ended
	12-31-11	09-30-11	12-31-10	09-30-11	06-30-10
Total deposits	29,217,483	28,442,659	22,474,802	2.7%	30.0%
Current accounts	6,755,406	6,623,847	5,184,414	2.0%	30.3%
Peso denominated	6,749,253	6,612,581	5,180,672	2.1%	30.3%
Foreign currency	6,153	11,266	3,742	-45.4%	64.4%
Saving accounts	9,489,761	9,477,688	7,533,437	0.1%	26.0%
Peso denominated	6,207,103	5,435,890	4,690,687	14.2%	32.3%
Foreign currency	3,282,658	4,041,798	2,842,750	-18.8%	15.5%
Time deposits	12,234,070	11,697,076	9,333,132	4.6%	31.1%
Peso denominated	10,436,257	9,636,013	7,443,061	8.3%	40.2%
CER adjusted time deposits	996	846	697	17.7%	42.9%
Foreign currency	1,796,817	2,060,217	1,889,374	-12.8%	-4.9%
Investment Accounts	220,527	136,015	80,904	62.1%	172.6%
Peso denominated	220,527	136,015	80,904	62.1%	172.6%
Other	517,719	508,033	342,915	1.9%	51.0%
Peso denominated	308,411	283,439	198,539	8.8%	55.3%
Foreign currency	209,308	224,594	144,376	-6.8%	45.0%
Rescheduled deposits + CEDROS (*)	38,285	41,075	48,351	-6.8%	-20.8%
Peso denominated	38,285	41,075	48,351	-6.8%	-20.8%
Total deposits + Rescheduled deposits & CEDROS	29,255,768	28,483,734	22,523,153	2.7%	29.9%

(*)	In August 2005, the payments of rescheduled deposits were finalized, only those deposits that have a pending court case remain outstanding.

Other Funding Sources

Other funding sources totaled AR$ 2.2 billion as of December 31, 2011, increasing compared to the quarters ended December 31, 2010 and September 30, 2011.

Such growth was due to the issuances of negotiable obligations by both the Bank and PSA Finance together with the increase in dollar funding lines to finance foreign trade operations.

In August 2011, PSA Finance issued its Series 3 Notes due August 2013 for AR$ 70 million. The proceeds were applied to finance new operations during August and September 2011.

In addition, on September 13, 2011 BBVA Francés issued its Series 1 negotiable obligations, maturing in 18 months for an amount of AR$ 185 million.

46.5% of the balances shown in the table below were denominated in foreign-currency at the end of September 2011.

(in thousands of pesos except percentages)

	Quarter ended			Δ% quarter ended 12/31/11 vs quarter ended
	12-31-11	09-30-11	12-31-10	09-30-11	12-31-10
Lines from other banks	919,520	578,071	209,609	59.1%	338.7%
Senior Bonds	294,393	304,387	70,000	-3.3%	320.6%
Other banking liabilities	1,213,913	882,458	279,609	37.6%	334.1%
Subordinated Debt	—	—	—	—	—
Total other funding sources	1,213,913	882,458	279,609	37.6%	334.1%

Capitalization

As of December 31, 2011, the Bank’s total shareholder’s equity totaled AR$ 3.9 billion; representing an excess of AR$ 1.3 billion over the BCRA capital requirements. On the same date, the capital ratio reached 15.5% of assets adjusted to risk.

It should be noted that 516,544 ordinary shares were issued as part of the Consolidar Comercializadora merger in September 2011.

(in thousands of pesos except percentages)

	Quarter ended			Δ% quarter ended 12/31/11 vs quarter ended
	12-31-11	09-30-11	12-31-10	09-30-11	12-31-10
Capital Stock	536,878	536,878	536,361	0.0%	0.1%
Issuance premiums	182,511	182,511	175,132	0.0%	4.2%
Adjustments to stockholders equity	312,979	312,979	312,979	0.0%	0.0%
Subtotal	1,032,368	1,032,368	1,024,472	0.0%	0.8%
Reserves on Profits	1,042,021	1,042,021	802,385	0.0%	29.9%
Unappropriated retained earnings	1,793,868	1,295,486	1,831,928	38.5%	-2.1%
Unrealized valuation difference	—	—	88,130	—	—
Total stockholders’ equity	3,868,257	3,369,875	3,746,915	14.8%	3.2%

(in thousands of pesos except percentages)

		Quarter ended		Δ% quarter ended 12/31/11 vs quarter ended
	12-31-11	09-30-11	12-31-10	09-30-11	06-30-10
Central Bank Minimum Capital Requirements	2,544,761	2,427,389	2,144,846	4.8%	18.6%
Central Bank Minimum Capital Requirements (a, b)	2,381,147	2,225,547	1,924,898	7.0%	23.7%
Market Risk	72,925	100,714	127,025	-27.6%	-42.6%
Increase in capital requirements related to custody	90,689	101,128	92,923	-10.3%	-2.4%
a) Central Bank Minimum Capital Requirements	2,381,147	2,225,547	1,924,898	7.0%	23.7%
Allocated to Asset at Risk	1,788,018	1,734,060	1,307,406	3.1%	36.8%
Allocated to Immobilized Assets	145,887	122,023	103,164	19.6%	41.4%
Interest Rate Risk	373,642	290,542	227,840	28.6%	64.0%
Loans to Public Sector and Securities in Investment	73,600	78,922	286,488	-6.7%	-74.3%
Non Compliance of Other Credit Regulations	—	—	—	—	—
b) Minimum capital required for Pension Funds (AFJPs) to act as securities custodian and registrar of mortgage notes	400,000	404,513	1,858,458	-1.1%	-78.5%
5% of the securities in custody and book-entry notes	400,000	404,513	1,858,458	-1.1%	-78.5%
Bank Capital Calculated under Central Bank Rules	3,825,125	3,499,739	3,811,371	9.3%	0.4%
Core Capital	2,862,679	2,862,679	2,460,605	0.0%	16.3%
Minority Interest	164,209	153,642	251,096	6.9%	-34.6%
Supplemental Capital	887,444	568,375	1,173,652	56.1%	-24.4%
Deductions	(89,207)	(84,957)	(73,982)	5.0%	20.6%
Excess over Required Capital	1,280,364	1,072,350	1,666,525	19.4%	-23.2%
Capital Ratio (Central Bank rules)	15.5%	15.5%	20.1%	-0.4%	-23.1%
Excess over Required Capital as a % of Shareholders’ Equity	33.1%	31.8%	44.5%	4.0%	-25.6%

Additional Information

(in thousands of pesos except percentages)

		Quarter ended		Δ% quarter ended 12/31/11 vs quarter ended
	12-31-11	09-30-11	12-31-10	09-30-11	09-30-10
Exchange rate	4.30	4.20	3.98	2.3%	8.2%

Quarterly CER adjustment	2.12%	2.34%	2.31%	-9.4%	-8.4%

This press release contains or may contain certain forward-looking statements within the meaning of the United States Securities Litigation Reform Act of 1995, including, among other things, concerning the prospects of the Argentine economy, BBVA Francés’ earnings, business plans, cost-reduction plans, and capitalization plan, and trends affecting BBVA Francés’ financial condition or results of operations. Any forward-looking statements included in this press release are based on current expectations and estimates, but actual results and events may differ materially from anticipated future results and events. Certain factors which could cause the actual results and events to differ materially from the expected results or events include: (1) changes in domestic or international stock market prices, exchange rates or interest rates; (2) macroeconomic, regulatory, political or governmental changes; (3) changes in the markets for BBVA Francés’ products and services; (4) increased competition; (5) changes in technology; or (6) changes in the financial condition, creditworthiness or solvency of the customers, debtors or counterparties of BBVA Francés. Additional factors that could cause the actual results or events to differ materially from the expected results or events are described in the reports filed by BBVA Francés with the United States Securities and Exchange Commission (SEC), including, but not limited to, BBVA Francés’ annual report on Form 20-F and exhibits thereto. BBVA Francés does not undertake to revise or update any of the information contained herein under any circumstances, including if at any moment following dissemination of such information it is no longer accurate or complete.

Conference Call

A conference call to discuss fourth quarter earnings will be held on Friday, February 10th, 2012, at 12:30 PM New York time – 14.30 PM Buenos Aires time. If you are interested in participating, please dial (888) 487 0361 within the U.S. or +1 (719) 457 2604 outside the U.S. at least 5 minutes prior to our conference. Confirmation code: 8259427

Internet

This press release is also available at BBVA Francés web site:

www.bbvafrances.com.ar

Contacts

Vanesa Bories

Investor Relations

(5411) 4346-4000 ext. 11622

vbories@bbvafrances.com.ar

Cecilia Acuña

Investor Relations

(5411) 4341-5036

cecilia.acuna@bbvafrances.com.ar

Paula Bennati

Investor Relations

(5411) 4348-0000 ext. 25917

paula.bennati@bbvafrances.com.ar

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar: by the equity method)

BALANCE SHEET (in thousands of pesos)

	12-31-11	09-30-11	06-30-11	12-31-10
Cash and due from banks	6,353,392	7,367,878	6,973,953	5,690,995
Government and Private Securities	5,547,755	4,716,847	4,815,348	5,537,796
Holdings booked at fair value	2,081,053	1,988,997	2,424,085	—
Holdings booked at amortized cost	164	164	170	—
Trading account (listed securities)	—	—	—	4,813
Available for sale	—	—	—	1,228,297
Reverse repo w/Central Bank	—	833,551	371,936	—
Unlisted	—	—	—	2,055,451
Listed Private Securities	18,750	15,748	14,990	13,398
Bills and Notes from the Central Bank	3,447,972	1,878,570	2,004,357	2,236,026
Less: Allowances	(184)	(183)	(190)	(189)
Loans	22,875,887	20,852,170	18,507,603	15,389,134
Loans to the private & financial sector	22,829,860	20,723,080	18,386,111	15,191,356
Advances	2,881,498	2,659,997	2,884,498	2,366,957
Discounted and purchased notes	3,412,091	2,979,318	2,452,570	2,086,979
Secured with mortgages	915,156	890,670	844,538	840,841
Car secured loans	1,651,776	1,435,982	1,171,505	831,981
Personal loans	3,761,698	3,454,081	3,014,398	2,473,299
Credit cards	3,448,437	2,909,836	2,877,488	2,457,922
Loans to financial sector	1,045,641	902,955	688,227	517,193
Other loans	5,829,606	5,681,352	4,638,296	3,817,382
Less: Unaccrued interest	(89,332)	(50,474)	(34,275)	(28,292)
Plus: Interest & FX differences receivable	418,262	288,232	240,686	223,321
Less: Allowance for loan losses	(444,973)	(428,869)	(391,820)	(396,227)
Public Sector loans	46,027	129,090	121,492	197,778
Principal	25,045	45,836	41,509	67,317
Plus: Interest & FX differences receivable	20,982	83,254	79,983	130,461
Other banking receivables	1,948,285	1,461,563	874,172	997,607
Repurchase agreements	1,077,218	751,449	334,826	—
Unlisted private securities	13,424	8,398	1,684	78,688
Unlisted Private securities :Trustees	—	119	119	119
Other banking receivables	861,412	705,952	541,783	923,775
Less: provisions	(3,769)	(4,355)	(4,240)	(4,975)
Investments in other companies	137,222	140,081	127,447	311,089
Intangible assets	80,978	78,186	76,303	63,700
Organization and development charges	80,978	78,186	76,303	63,700
Other assets	2,037,488	1,793,892	1,659,409	1,407,938
Total Assets	38,981,007	36,410,617	33,034,235	29,398,259
Deposits	29,255,768	28,483,734	26,152,170	22,523,153
Current accounts	6,755,406	6,623,847	6,206,011	5,184,414
Saving accounts	9,489,761	9,477,688	8,831,035	7,533,437
Time deposits	12,234,070	11,697,076	10,450,636	9,333,132
Investment Accounts	220,527	136,015	83,107	80,904
Rescheduled deposits CEDROS	38,285	41,075	45,027	48,351
Other deposits	517,719	508,033	536,354	342,915
Other banking Liabilities	4,268,328	3,367,831	2,517,333	1,989,427
Other provisions	395,000	395,286	354,527	325,932
Other contingencies	394,533	394,842	354,089	325,494
Guarantees	467	444	438	438
Other liabilities	1,120,901	727,004	700,043	743,816
Minority interest	72,753	66,887	62,892	69,016
Total Liabilities	35,112,750	33,040,742	29,786,965	25,651,344
Total Stockholders’ equity	3,868,257	3,369,875	3,247,270	3,746,915
Total liabilities + stockholders’ equity	38,981,007	36,410,617	33,034,235	29,398,259

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar: by the equity method)

INCOME STATEMENT (in thousands of pesos)

	12-31-11	09-30-11	06-30-11	12-31-10
Financial income	1.463.154	787.427	803.607	975.221
Interest on Cash and Due from Banks	-	1	1	-
Interest on Loans Granted to the Financial Sector	50.793	36.516	26.529	17.988
Interest on Overdraft	136.402	111.123	88.666	85.450
Interest on Discounted and purchased notes	118.987	80.912	62.145	51.437
Interest on Mortgages	34.447	31.781	30.119	29.080
Interest on Car Secured Loans	65.858	50.722	41.132	30.910
Interest on Credit Card Loans	111.347	89.918	84.215	66.096
Interest on Financial Leases	36.045	29.988	26.186	20.837
Interest on Other Loans	349.223	290.653	241.830	203.277
From Other Banking receivables	10.542	8.243	7.775	4.528
Interest on Government Guaranteed Loans Decree 1387/01	6.218	8.817	12.919	16.910
Income from Securities and Short Term Investments	381.062	(76.226)	65.648	361.066
Net Income from options	454	(137)	(552)	2.271
CER	27.837	29.142	31.022	27.943
Foreign exchange difference	51.336	66.029	54.564	38.719
Other	82.603	29.945	31.408	18.709
Financial expenses	-487.330	-333.917	(280.499)	(236.184)
Interest on Current Account Deposits	—	3	(3)	(6)
Interest on Saving Account Deposits	(2.755)	(2.412)	(2.114)	(1.758)
Interest on Time Deposits	(380.253)	(258.533)	(219.572)	(172.867)
Interest on Other Banking Liabilities	(32.707)	(16.405)	(10.728)	(7.276)
Other interests (includes Central Bank)	(2.480)	(2.148)	(332)	(3.726)
CER	(39)	(40)	(42)	(47)
Bank Deposit Guarantee Insurance system mandatory contributions	(12.410)	(11.323)	(10.594)	(9.778)
Mandatory contributions and taxes on interest income	(52.488)	(42.905)	(37.141)	(32.992)
Other	(4.198)	(154)	27	(7.734)
Net financial income	975.824	453.510	523.108	739.037
Provision for loan losses	(40.197)	(59.511)	8.621	(64.287)
Income from services, net of other operating expenses	402.072	388.895	343.160	290.356
Administrative expenses	(651.417)	(569.822)	(535.616)	(505.310)
Income (loss) from equity investments	4.605	18.436	38.459	16.187
Net Other income	(10.476)	(19.475)	22.177	7.634
Income (loss) from minority interest	(5.868)	(3.993)	(4.358)	(4.997)
Income before tax	674.543	208.040	395.551	478.620
Income tax	(176.161)	(93.331)	(198.547)	(80.748)
Net income	498.382	114.709	197.004	397.872

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar consolidated on a line by line basis)

	12-31-11	09-30-11	06-30-11	12-31-10
Cash and due from banks	6,353,428	7,367,916	6,974,023	5,691,806
Government Securities	5,565,029	4,723,981	4,821,760	7,495,382
Loans	22,875,885	20,888,599	18,507,603	16,699,852
Other Banking Receivables	1,948,285	1,461,563	874,172	1,043,859
Assets Subject to Financial Leasing	907,087	801,297	671,094	534,457
Investments in other companies	126,288	125,351	113,001	110,138
Other assets	1,229,643	1,088,597	1,081,111	1,004,752
Total Assets	39,005,645	36,457,304	33,042,764	32,580,246
Deposits	29,165,704	28,428,263	26,066,775	22,461,307
Other banking liabilities	4,268,519	3,367,831	2,517,333	1,992,801
Minority interest	82,109	79,491	75,253	179,192
Other liabilities	1,621,056	1,211,844	1,136,133	4,200,031
Total Liabilities	35,137,388	33,087,429	29,795,494	28,833,331
Total Stockholders´Equity	3,868,257	3,369,875	3,247,270	3,746,915
Stockholders´Equity + Liabilities	39,005,645	36,457,304	33,042,764	32,580,246

Net Income

	12-31-11	09-30-11	06-30-11	12-31-10
Net Financial Income	982,859	454,630	378,530	889,587
Provision for loan losses	(40,197)	(59,511)	8,621	(64,287)
Net Income from Services	402,072	388,895	343,225	289,922
Administrative expenses	(666,116)	(581,406)	(544,513)	(514,440)
Net Other Income	(1,279)	11,311	193,515	(80,768)
Income Before Tax	677,339	213,919	379,378	520,014
Income Tax	(176,337)	(94,974)	(198,825)	(109,859)
Net income	501,002	118,945	180,553	410,155
Minoritary Interest	(2,620)	(4,236)	16,451	(12,283)
Net income for Quarter	498,382	114,709	197,004	397,872

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date:February 10, 2012	By:	/s/ Ignacio Sanz y Arcelus
Name:Ignacio Sanz y Arcelus
Title:Chief Financial Officer